Filed by Entergy Corporation

        Pursuant to Rule 425 under the Securities Act of 1933

              And deemed filed pursuant to Rule 14a-12
               Of the Securities Exchange Act of 1934

                Subject Company: Entergy Corporation
                     Commission File No. 1-11299



Slide Show Presentation from July 31, 2000 for Entergy Employee
Meeting

SLIDE 1




A Powerful Combination

[FPL Group Logo][Entergy Logo]

July 31, 2000





SLIDE 2



                             Leadership




[Picture of James L. Broadhead]     James L. Broadhead
                                    Chairman


[Picture of J. Wayne Leonard]       J. Wayne Leonard
                                    President and Chief Executive Officer


SLIDE 3



A Merger of Equals



[FPL Group Logo][Entergy Logo]






The Nation's Largest Power Company
Top-Performing Super-Regional Utility
Leading Wholesale Energy Business



SLIDE 4



Transaction Highlights



Merger of Equals:   FPL Group Owns 57% (1.0 share)
                    Entergy Owns 43% (0.585 share)

Management:         James L. Broadhead - Chairman
                    J. Wayne Leonard - President & CEO

Board Members:      8 from FPL Group
                    7 from Entergy

Corporate HQ:       Juno Beach, Florida
                    New Orleans, Louisiana

Dividend:           FPL Group's - Currently $2.16

SLIDE 5


Creating an Industry Leader

U.S. Utility Ranking

[Star Chart depicting]

Customers                          #1
Generation Capacity                #1
Nuclear Generation                 #2
Equity Market Value                #2




SLIDE 6


A Super Regional Utility

Solid and growing customer base

[Map depicting service territory of FPL and Entergy]





SLIDE 7

A Top-Performing Utility

What's Needed for Success               Combined Platform

Strong Customer Base                    #1 in customers
                                        High growth regions

Superior generating capacity            #1 in generating capacity
                                        High plant availability

Quality service                         Top quartile performer
Low cost operations                     in reliability, customer
Strong regulatory relations             service and price

Other competitive advantages            Clean generation
                                        Strong cash flow



SLIDE 8


Strong Combined Presence in Key Regions
A Leading Independent Power Producer

[Map of the United States depicting FPL and Entergy IPP sites]



SLIDE 9


Premier National Nuclear Company

What's Needed for Success          Combined Platform

Nuclear core competency            Recognized leader in industry
                                   with PWR, BWR, turnaround
                                   experience

Large fleet                        More than 10,000 MWs

Regional economies of scale        2,475 MW in Northeast

Decommissioning capabilities       Building expertise through
                                   service contracts

Management resources               Strong, deep bench

Strong regulatory interface        Experience with license
                                   transfer and extension

Efficient operations               High plant availability




SLIDE 10


A Premier Nuclear Company: Ability to
Capitalize on Consolidation in Industry



In nuclear generation - #2 in industry


Largest U.S. Nuclear Operators
(`000s of MW capacity, 2000)


[Bar chart depicting the nuclear generating capacity for several U.S. nuclear operators, including the combined ETR/FPL]




SLIDE 11



Leading Position in Natural Gas

Generation and Use


In gas use, -- #1 in U.S.

Top 15 Consumers of Natural Gas
(BCF/D)


[Bar chart depicting the natural gas consumption of the top
15 consumers of natural gas, including the combined ETR/FPL]






                                        Source: RDI




SLIDE 12





Financial Strength to Withstand Change

And Thrive in an Industry in Transition



In market cap -- #2 in industry,


Market Caps of SPELEC Companies

[Bar chart depicting the market capitalization in billions of dollars of the SPELEC companies, including the combined ETR/FPL]





Share of SPELEC's Total Market Cap

[Bar chart depicting the percentage share of the SPELEC market capitalization of the various SPELEC companies, including the combined ETR/FPL]


Source:  Bloomberg, data as of 7/31/00





SLIDE 13








                        Questions and Answers



SLIDE 14




A Powerful Combination

[FPL Group Logo][Entergy Logo]

July 31, 2000



                         JULY 31 EMPLOYEE MEETINGS

			     Location and Time

ARKANSAS

Time: 9 a.m. & 12:30 p.m.

Host: Hugh McDonald

Location: Little Rock, TCBY - Arkansas Room

MISSISSIPPI

Time: 9 a.m.

Host: Carolyn Shanks

Location: Jackson, Electric Building Auditorium

LOUISIANA

Time: 9 a.m.

Host: Jerry Jackson

Location: Baton Rouge, Choctaw Service Center Auditorium

NEW ORLEANS

Time: 9 a.m.

Host: Don Hintz

Location: Superdome, Rooms 7, 8 and 9, Southeast Quadrant

TEXAS

Beaumont

Time: 8:30 a.m.

Host: Joe Domino

Location: Edison Plaza Cafeteria



Woodlands

Time: 9:30 a.m.

Location: 5th Floor , Parkwood Building



Nuclear plant meetings

Monday, July 31

Echelon
7:30 a.m.

Grand Gulf
10 a.m. and 11 a.m.

ANO
2 p.m. and 3:15 p.m.



TUESDAY, August 1

Pilgrim
7:30 a.m. and 8:45 a.m.

Riverbend
2:30 p.m. and 3:30 p.m.



WEDNESDAY, August 2

Waterford 3
Noon and 1 p.m.



This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

PARTICIPANTS IN SOLICITATION

Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.